FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2013

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____                                                                                            Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

I

The documents listed below in this Section and filed as Exhibits 13.1 and 13.2 to this form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-185157

13.1	Consolidated comparative interim unaudited financial statements of the registrant for the three month period ended September 30, 2013.
13.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended September 30, 2013.

II

The document listed below in this Section as 99.1 is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Press release dated October 31, 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:	/s/ Brett Gellner
Brett Gellner
Chief Financial Officer

Date: October 31, 2013

EXHIBIT INDEX

13.1	Consolidated comparative interim unaudited financial statements of the registrant for the three month period ended September 30, 2013.
13.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended September 30, 2013.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer regarding Periodic Report Containing Financial Statements.
32.2	Certification of Chief Financial Officer regarding Periodic Report Containing Financial Statements.
99.1	Press release dated October 31, 2013.